Incline Advisors, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE TWELVE MONTHS ENDED
December 31, 2025

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SEC FILE NUMBER
8-70413

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

01/01/25 12/31/25
MM/DD/YY MM/DD/YY

NAME OF FIRM: Incline Advisors, LLC

TYPE OF REGISTRANT (check all applicable
☒ Broker-dealer ☐ ☐

655 Tyner Way
(No. and Street)

Incline Village NV 89451
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Kelley (415) 515-3368
(Name) (Area Code – Telephone Number) (Email Address)

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Ste 406 Tarzana CA 91356
(City) (State) (Zip Code)

09/15/2005 2370
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if

FOR OFFICIAL USE ONLY

CFR

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Kelley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Incline Advisors, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

3

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA. 91356 · Tel. (818)   5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

aber's and Board of Members of Incline Advisors, LLC

Opinion on the Financial Statements

the accompanying statement of financial   ition of Incline Advisors, LLC as of
2025, and   notes (collectively   ed to as the financial statements). In my
financial statements present fairly, in all m   l respects, the financial position of Incline
as of December 31, 2025, in conformity   accounting principles generally accepted in
States of America.

Basis for Opinion

These financial statements are the responsibility of Incline Advisors, LLC's management. My responsibility is to express an opinion on Incline Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public   Accounting Oversight Board (United States) (PCAOB) and am required to be independent with   to Incline Advisors, LLC in accordance with the U.S. federal securities laws and the applicable   regulations of the   and Exchange Commission and the PCAOB.

audit in accordance with the standards of   PCAOB. Those standards require
n the audit to obtain reasonable assurance   whether the financial statements
statement, whether due to error or fraud. M   dit included performing procedures
material misstatement of the financial   whether due to error or fraud, and
that respond to those risks. Such pr   uded examining, on a test basis,
he amounts and disclosures in the financial   nents. My audit also included eval
principles used and significant estimates   by management, as evaluating
n of the financial statements. I believe that my   lit provides a reasonable basis for

[signature]

Anson, CPA

ed as Incline Advisors, LLC's auditor since

alifornia

0, 2026

Incline Advisors, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$60,029
Accounts Receivable	25,000
Other Assets	1,358
Prepaid Expenses	1,408
Total Assets	**$87,795**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	4,435
Accrued expenses	5,000
Due to related party	7
Total liabilities	9,443
MEMBER'S EQUITY:	
Total member's equity	78,352
Total Liabilities and Member's Equity	$87,795

The accompanying notes are an integral part of these financials

Incline Advisors, LLC
Notes to Financial Statements
For the year ended December 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Incline Advisors, LLC (the "Company"), was formed February 3, 2014 in the State of Nevada as a limited liability company. FINRA granted approval of the broker dealer April 10, 2020. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acqusitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Acounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilites and disclosure of contingent asssets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ASC 606 REVENUE RECOGNITION
A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

B. Nature of services

The following is a description of activities - separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed informaton about reportable segments, see below

Fees earned: This includes fees earned from providing investment banking services for private placement of securities and M&A advisory.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is engaged in varous trading and brokerage activities in whose counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss. the Company maintains its accounts with credit worthy customers and counterparties.

One hundred percent of Company's revenue in 2025 came from two clients.

Management has reviewed the results of operations for the period of time December 31, 2025 through February 10, 2026, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023 and 2024

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Chief Compliance Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Incline Advisors, LLC

Notes to Financial Statements
For the year ended December 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liabiity in an orderly transactioin between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techinques that are consistent with the market, income of cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the assest or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no Levels to measure at December 31, 2025.

Incline Advisors, LLC
Notes to Financial Statements
For the year ended December 31, 2025

Note 2: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation or other legal action that would require disclosure during the year ended December 31, 2025.

Note 3: RELATED PARTY

At December 31, 2025, the Company owed $7 to a related party

Note 4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 the Company had net capital of $50,586 which was $44,586 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $9,443 to net capital was 0.19-to-1, which is less than the 15-to-1 maximum ratio.